Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with “Item 5. Operating and Financial Review and Prospects” in our annual report on Form 20-F for the fiscal year ended December 31, 2024 filed with the SEC on April 8, 2025, or the 2024 Annual Report, our consolidated financial statements and their related notes included in our 2024 Annual Report, and our unaudited interim condensed consolidated financial statements and their related notes included in Exhibit 99.1 to our current report on Form 6-K furnished with the SEC on September 10, 2025. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated. This information should be read together with our consolidated financial statements and the related notes in our 2024 Annual Report and our unaudited interim condensed consolidated financial statements and the related notes included in Exhibit 99.1 to our current report on Form 6-K furnished to the SEC on September 10, 2025. The operating results in any period are not necessarily indicative of the results that may be expected for any future periods.

	Year Ended December 31,			Six Months Ended June 30,
	2022	2023	2024	2024	2025
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Revenues:(1)
Vehicle sales	45,506,581	49,257,270	58,234,086	24,060,941	26,075,419	3,639,988
Other sales(3)	3,761,980	6,360,663	7,497,473	3,293,663	4,967,975	693,503
Total revenues	49,268,561	55,617,933	65,731,559	27,354,604	31,043,394	4,333,491
Cost of sales:(2)
Vehicle sales	(39,271,801)	(44,587,572)	(51,094,616)	(21,386,680)	(23,398,863)	(3,266,355)
Other sales	(4,852,767)	(7,978,565)	(8,144,181)	(3,791,478)	(4,827,454)	(673,887)
Total cost of sales	(44,124,568)	(52,566,137)	(59,238,797)	(25,178,158)	(28,226,317)	(3,940,242)
Gross profit	5,143,993	3,051,796	6,492,762	2,176,446	2,817,077	393,249
Operating expenses:(2)
Research and development(2)	(10,836,261)	(13,431,399)	(13,037,304)	(6,082,738)	(6,188,435)	(863,872)
Selling, general and administrative(2)	(10,537,119)	(12,884,556)	(15,741,057)	(6,754,256)	(8,365,684)	(1,167,804)
Other operating income, net	588,728	608,975	411,526	57,177	410,056	57,242
Total operating expenses	(20,784,652)	(25,706,980)	(28,366,835)	(12,779,817)	(14,144,063)	(1,974,434)
Loss from operations	(15,640,659)	(22,655,184)	(21,874,073)	(10,603,371)	(11,326,986)	(1,581,185)
Interest and investment income	1,358,719	2,210,018	853,728	713,524	280,745	39,190
Interest expenses	(333,216)	(403,530)	(798,363)	(347,016)	(457,610)	(63,880)
Gain/(loss) on extinguishment of debt	138,332	170,193	(4,480)	(11,326)	(14,660)	(2,046)
Share of income/(loss) of equity investees	377,775	64,394	(503,193)	(93,089)	(380,859)	(53,166)
Other (loss)/income, net	(282,952)	155,191	(98,143)	119,727	202,106	28,213
Loss before income tax expense	(14,382,001)	(20,458,918)	(22,424,524)	(10,221,551)	(11,697,264)	(1,632,874)
Income tax (expense)/benefit	(55,103)	(260,835)	22,815	(9,009)	(47,570)	(6,641)
Net loss	(14,437,104)	(20,719,753)	(22,401,709)	(10,230,560)	(11,744,834)	(1,639,515)
Other comprehensive income/(loss)
Change in unrealized gains/(losses) related to available-for-sale debt securities, net of tax	746,336	(770,560)	—	—	—	—
Foreign currency translation adjustment, net of nil tax	717,274	11,514	149,668	96,951	260,479	36,361
Total other comprehensive income/(loss)	1,463,610	(759,046)	149,668	96,951	260,479	36,361
Total comprehensive loss	(12,973,494)	(21,478,799)	(22,252,041)	(10,133,609)	(11,484,355)	(1,603,154)
Accretion on redeemable non-controlling interests to redemption value	(279,355)	(303,163)	(347,516)	(162,546)	(292,864)	(40,882)
Net loss/(profit) attributable to non-controlling interests	157,014	(124,051)	91,533	8,818	5,330	744
Other comprehensive (income)/loss attributable to non-controlling interests	(151,299)	156,026	—	—	—	—
Comprehensive loss attributable to ordinary shareholders of NIO Inc.	(13,247,134)	(21,749,987)	(22,508,024)	(10,287,337)	(11,771,889)	(1,643,292)

Notes:

(1)We currently generate revenues from vehicle sales and other sales.

(2)Share-based compensation expenses were allocated in cost of sales and operating expenses as follows:

Cost of sales	66,914	83,972	71,779	28,451	27,868	3,890
Research and development expenses	1,323,370	1,517,206	1,296,136	536,093	569,667	79,522
Selling, general and administrative expenses	905,612	767,863	560,597	227,620	299,579	41,820
Total	2,295,896	2,369,041	1,928,512	792,164	897,114	125,232

(3)	Other sales mainly consist of revenues from (a) parts, accessories and after-sales vehicle services, including repair, maintenance, service package, extended warranty services and other vehicle services, (b) provision of power solutions, including sale of charging piles, provision of battery charging and swapping services, battery upgrade service, BaaS battery buy-out service and other power solution services, (c) others, which mainly consist of revenues from sales of used cars, auto financing services, technical services, lifestyle product merchandise, automotive regulatory credits and other products and services.

Six Months Ended June 30, 2025 Compared to Six Months Ended June 30, 2024

Revenues

Our revenues increased by 13.5% from RMB27,354.6 million in the six months ended June 30, 2024 to RMB31,043.4 million (US$4,333.5 million) in the six months ended June 30, 2025, primarily attributable to (i) an increase in vehicle sales by RMB2,014.5 million, as a result of an increase in vehicle delivery volume by 30.6% from 87,426 vehicles in the six months ended June 30, 2024 to 114,150 vehicles in the six months ended June 30, 2025, partially offset by lower average selling prices as the commencement of deliveries of ONVO L60 and FIREFLY shifted the starting manufacturer’s suggested retail price (MSRP) range of our mainstream models in China from RMB 298,000–358,000 to RMB 119,800–358,000, and (ii) an increase in other revenues by RMB1,621.2 million from sales of used cars, provision of technical research and development services, sales of parts, accessories and after-sales vehicle services, and provision of power solutions, as a result of the continued growth in the number of our users.

Cost of sales

Our cost of sales increased by 12.1% from RMB25,178.2 million in the six months ended June 30, 2024 to RMB28,226.3 million (US$3,940.2 million) in the six months ended June 30, 2025, primarily attributable to (i) an increase in cost of vehicle sales by RMB2,012.2 million, as a result of an increase in vehicle delivery volume by 30.6%, partially offset by changes in our product mix and lower material cost per vehicle, (ii) an increase in cost of used car sales by RMB672.5 million, as a result of increased used car sales volume, and (iii) an increase in cost of provision of power solutions by RMB300.3 million, as a result of higher depreciation and operating cost from the increased investment in our power network.

Gross Profit and Gross Margin

Our gross profit increased by 29.4% from RMB2,176.4 million in the six months ended June 30, 2024 to RMB2,817.1 million (US$393.2 million) in the six months ended June 30, 2025. The increase of gross profit compared to the six months ended June 30, 2024 was mainly driven by (i) the increase in profit from sales of parts, accessories and after-sales vehicle services of RMB310.3 million, and (ii) the increase in profit from provision of technical research and development services of RMB214.4 million.

Gross margin in the six months ended June 30, 2025 was 9.1%, compared with 8.0% in the six months ended June 30, 2024. The increase of gross margin as compared to the six months ended June 30, 2024 was mainly driven by the increase of other sales margin.

Vehicle margin in the six months ended June 30, 2025 was 10.3%, compared with 11.1% in the six months ended June 30, 2024. Vehicle margin is the margin of new vehicle sales, which is calculated based on revenues and cost of sales derived from new vehicle sales only. The decrease of vehicle margin as compared to the six months ended June 30, 2024 was mainly driven by changes in our product mix, which is partially offset by decreased material cost per vehicle.

Other sales margin in the six months ended June 30, 2025 was 2.8%, compared with negative 15.1% in the six months ended June 30, 2024, which was mainly driven by (i) positive margin effect from the provision of power solutions and sales of parts, accessories and after-sales vehicle services due to the growing number of users, and (ii) positive mix effect driven by the increase in revenue from the provision of technical research and development services.

Research and Development Expenses

Research and development expenses increased by 1.7% from RMB6,082.7 million in the six months ended June 30, 2024 to RMB6,188.4 million (US$863.9 million) in the six months ended June 30, 2025, primarily due to increased design and development costs of RMB188.7 million and increased personnel costs in research and development functions of RMB79.1 million resulting from different stages of development for new products and technologies, partially offset by the decreased depreciation and amortization expenses of RMB133.7 million.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by 23.9% from RMB6,754.3 million in the six months ended June 30, 2024 to RMB8,365.7 million (US$1,167.8 million) in the six months ended June 30, 2025, primarily due to (i) increased employee compensation expense of RMB1,004.2 million driven by an increase in sales functions personnel, and (ii) increased marketing and promotional expenses of RMB346.1 million due to the increase in sales and marketing activities for new brands and products.

Loss from Operations

As a result of the foregoing, we incurred a loss from operations of RMB11,327.0 million (US$1,581.2 million) in the six months ended June 30, 2025, representing an increase of 6.8% as compared to a loss of RMB10,603.4 million in the six months ended June 30, 2024.

Interest and investment income

We recorded interest and investment income of RMB280.7 million (US$39.2 million) in the six months ended June 30, 2025, representing a decrease of 60.7% as compared to RMB713.5 million in the six months ended June 30, 2024, primarily due to the decrease in cash and cash equivalents.

Interest Expenses

Our interest expenses increased from RMB347.0 million in the six months ended June 30, 2024 to RMB457.6 million (US$63.9 million) in the six months ended June 30, 2025, primarily due to the increase in other financing arrangements.

Share of Loss of Equity Investees

We recorded share of loss of equity investees of RMB380.9 million (US$53.2 million) in the six months ended June 30, 2025, as compared to share of loss of equity investees of RMB93.1 million in the six months ended June 30, 2024, primarily due to the share of losses recorded from our equity investments measured under equity method in the six months ended June 30, 2025.

Other Income, Net

We recorded other income of RMB202.1 million (US$28.2 million) in the six months ended June 30, 2025, compared with other income of RMB119.7 million in the six months ended June 30, 2024, primarily due to an increase in foreign exchange gain of RMB50.1 million from the revaluation impact of overseas Renminbi-related assets as a result of the appreciation of Renminbi against U.S. dollars in the six months ended June 30, 2025.

Net Loss

As a result of the foregoing, we incurred a net loss of RMB11,744.8 million (US$1,639.5 million) in the six months ended June 30, 2025, representing an increase of 14.8% as compared to a net loss of RMB10,230.6 million in the six months ended June 30, 2024.

Liquidity and Capital Resources

Cash Flows and Working Capital

We had net cash used in operating activities of RMB10,027.8 million in the six months ended June 30, 2024, and net cash used in operating activities of RMB10,926.4 million (US$1,525.3 million) in the six months ended June 30, 2025.

As of June 30, 2025, we had a total of RMB27,139.2 million (US$3,788.5 million) in cash and cash equivalents, restricted cash (including non-current restricted cash) and short-term investments. As of June 30, 2025, 81.1% of our cash and cash equivalents and restricted cash (including non-current restricted cash) and short-term investments were denominated in Renminbi and held in PRC and Hong Kong and the other cash and cash equivalents and restricted cash (including non-current restricted cash) and short-term investments were mainly denominated in US$ and held in the PRC, Hong Kong and the United States. Our cash and cash equivalents consist primarily of cash on hand, time deposits and highly liquid investments placed with banks, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less.

As of June 30, 2025, we had bank credit quotas with an aggregate amount of RMB66,912.2 million (US$9,340.6 million), which consists of non-collateral based bank credit quotas of RMB10,029.1 million (US$1,400.0 million) and collateral-based bank credit quotas of RMB56,883.1 million (US$7,940.6 million). Out of the total non-collateral based bank credit quotas, RMB4,151.5 million (US$579.5 million), RMB2,200.1 million (US$307.1 million), and RMB584.0 million (US$81.5 million) were used for bank borrowing, issuance of letters of guarantee, and bank’s acceptance notes, respectively. Out of the total collateral-based bank credit quotas, RMB2,086.4 million (US$291.2 million) and RMB16,236.9 million (US$2,266.6 million) were used for issuance of letters of guarantee and bank’s acceptance notes, respectively.

As of June 30, 2025, we had RMB6,231.0 million (US$869.8 million) and RMB9,113.2 million (US$1,272.2 million) in total short-term and long-term borrowings outstanding, respectively. The borrowings outstanding primarily consisted of the 2029 Notes and 2030 Notes, portions of the asset-backed notes, and our short-term and long-term bank debt.

In September and October 2023, we issued US$575 million aggregate principal amount of 3.875% convertible senior notes due 2029, or the 2029 Notes, and US$575 million aggregate principal amount of 4.625% convertible senior notes due 2030, or the 2030 Notes. Holders of the 2029 Notes and 2030 Notes may require us to repurchase all or any portion of their 2029 Notes and 2030 Notes for cash on October 15, 2027, in the case of the 2029 Notes, and October 15, 2028, in the case of 2030 Notes, or in the event of certain fundamental changes, at a repurchase price equal to 100% of the principal amount of the 2029 Notes or the 2030 Notes to be repurchased plus accrued and unpaid interest, if any, to, but excluding, the repurchase date. In addition, on or after October 22, 2027, in the case of the 2029 Notes, and October 22, 2028, in the case of the 2030 Notes, until the 20th scheduled trading day immediately prior to the relevant maturity date, we may redeem all or part of the 2029 Notes and 2030 Notes, as applicable for cash subject to certain conditions, at a redemption price equal to 100% of the principal amount of the 2029 Notes or the 2030 Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the optional redemption date.

In addition, in January 2021, we issued US$750 million aggregate principal amount of 0.00% convertible senior notes due 2026, or the 2026 Notes, and US$750 million aggregate principal amount of 0.50% convertible senior notes due 2027, or the 2027 Notes. Following a series of repurchase or exchange transactions, substantially all of the 2026 Notes and 2027 Notes that were originally issued have been repurchased or exchanged. As of June 30, 2025, an aggregate principal amount of US$1.1 million of the 2026 Notes and 2027 Notes remained outstanding.

Based on the outstanding principal amount of the 2026 Notes, the 2027 Notes, the 2029 Notes and the 2030 Notes, and the highest conversion rate under each indenture, the maximum number of ADSs that would be issued in connection with the outstanding convertible notes is approximately 134.5 million.

Our principal sources of liquidity have been proceeds from issuances of equity securities, our notes offerings, our bank credit quotas and cash flow from business operations. We have been applying a variety of methods to manage our working capital. We use just-in-time, pull-production system to control the inventory level of the components. Meanwhile, payment methods for our suppliers can be a combination of cash and notes payable.

We have been incurring losses since inception. We incurred operating cash outflow for the six months ended June 30, 2025; our current liabilities exceeded current assets as of June 30, 2025 and we had negative shareholders’ equity as of June 30, 2025. Therefore, our ability to continue as a going concern is largely dependent on the successful implementation of our management’s business plan to mitigate these adverse conditions, which includes growing our revenue by increasing the sales volume of electric vehicles from existing and new vehicle models, continuing to optimize operation efficiency to improve operating cash flows, maintaining a reasonable working capital turnover rate by managing collection of receivables and settlement of payables, and raising funds from banks under available credit quotas and other sources when needed. We have prepared a cash flows forecast covering the twelve months from the date of issuance of the unaudited interim condensed consolidated financial statements after giving consideration to our business plan as noted above and the evaluation of the probability of the successful implementation of such business plan. We have assessed the uncertainties as to the successful execution of such business plan and concluded it is probable that the business plan will be effectively implemented, and our available cash and cash equivalents, restricted cash and short-term investments, cash generated from operating activities and funds from available credit quotas and other sources will be sufficient to support our continuous operations and necessary capital expenditures, and to meet our payment obligations when liabilities fall due within the twelve months from the date of issuance of the unaudited interim condensed consolidated financial statements.

However, we may decide to enhance our liquidity position or increase our cash reserve for future expansions and acquisitions through additional capital and/or finance funding. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

The following table sets forth a summary of our cash flows for the periods indicated.

	Year Ended December 31,			Six Months Ended June 30,
	2022	2023	2024	2024	2025
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Summary of Consolidated Cash Flow Data:
Net cash used in operating activities before movements in working capital	(8,116,982)	(14,466,984)	(11,461,099)	(5,690,156)	(5,782,054)	(807,144)
Changes in operating assets and liabilities	4,250,974	13,085,438	3,611,931	(4,337,614)	(5,144,389)	(718,129)
Net cash used in operating activities	(3,866,008)	(1,381,546)	(7,849,168)	(10,027,770)	(10,926,443)	(1,525,273)
Net cash provided by/(used in) investing activities	10,385,017	(10,885,375)	(4,958,493)	827,188	516,797	72,142
Net cash (used in)/provided by financing activities	(1,616,384)	27,662,881	1,772,483	(1,246,702)	(917,821)	(128,123)
Effects of exchange rate changes on cash, cash equivalents and restricted cash	(121,896)	70,254	161,039	267,670	29,899	4,175
Net increase/(decrease) in cash, cash equivalents and restricted cash	4,780,729	15,466,214	(10,874,139)	(10,179,614)	(11,297,568)	(1,577,079)
Cash, cash equivalents and restricted cash at beginning of the year/period	18,374,564	23,155,293	38,621,507	38,621,507	27,747,368	3,873,383
Cash, cash equivalents and restricted cash at end of the year/period	23,155,293	38,621,507	27,747,368	28,441,893	16,449,800	2,296,304

Operating Activities

Net cash used in operating activities increased by RMB898.6 million to RMB10,926.4 million (US$1,525.3 million) for the six months ended June 30, 2025 from RMB10,027.8 million for the six months ended June 30, 2024. The increase can be attributable to an increase in net loss excluding non-cash and non-operating items of RMB91.8 million and a cash outflow from changes in net operating assets and liabilities of RMB806.8 million. The increase in net loss excluding non-cash and non-operating items was lower than the increase in net loss, primarily due to changes in non-cash and non-operating items such as depreciation and amortization and amortization of right-of-use assets as a result of increased expenditure on long-lived assets. The cash outflow from changes in net operating assets and liabilities was primarily attributable to (i) the decrease in cash inflows by RMB4,104.1 million from movements of trade and notes receivable and amounts due from related parties, mainly due to a one-off cash inflow in the six months ended June 30, 2024 from derecognition of transferred assets under asset-backed securitization arrangements, and increased sales volume and (ii) the increase in cash outflows by RMB2,253.0 million from an increase in inventories, partially offset by (iii) the decrease in cash outflows by RMB5,504.6 million from movements of trade and notes payable. These changes in inventories and trade notes payable were attributable to the increased purchasing and production activities resulting from our business growth.

Investing Activities

Net cash provided by investing activities decreased by RMB310.4 million to RMB516.8 million (US$72.1 million) for the six months ended June 30, 2025 from RMB827.2 million for the six months ended June 30, 2024. The decrease was mainly due to a decrease in net cash inflows of RMB2,033.8 million from the purchases and sale of short-term investments as a result of our cash and investment management strategy, partially offset by a decrease in cash investment in capital expenditure of RMB1,652.5 million which was attributable to the timing effect according to payment schedule.

Financing Activities

Net cash used in financing activities decreased by RMB328.9 million to RMB917.8 million (US$128.1 million) for the six months ended June 30, 2025 from RMB1,246.7 million for the six months ended June 30, 2024. The decrease was mainly due to (i) cash inflows of RMB3,684.9 million from the issuance of ordinary shares, (ii) a decrease in cash outflows of RMB589.8 million from repurchase and repayments of convertible senior notes, partially offset by (iii) a decrease in cash inflows of RMB3,268.2 million from proceeds from borrowings and capital injection from redeemable non-controlling interests as well as (iv) an increase in cash outflows of RMB641.3 million due to repayments of borrowings. These changes were attributable to our cash management strategy for financing activities based on cash requirements.

Material Cash Requirements

Our material cash requirements as of June 30, 2025 primarily include our capital commitments, operating and financing lease obligations, short-term and long-term borrowings, and convertible notes, as below:

	Payment due by period
		Less than 1			More than 5
	Total	year	1-3 years	3-5 years	years

	(in RMB thousands)
Capital commitments	5,009,848	5,001,095	8,753	—	—
Operating lease obligations	16,460,555	2,632,294	4,043,510	2,706,279	7,078,472
Finance lease obligations	2,478,951	158,320	292,964	263,021	1,764,646
Short-term and long-term borrowings	5,232,910	4,569,340	578,570	85,000	—
Interest on borrowings	130,453	98,733	28,969	2,751	—
Convertible notes with principal and interest	9,305,539	356,420	4,737,737	4,211,382	—
Total	38,618,256	12,816,202	9,690,503	7,268,433	8,843,118

Our capital commitments are commitments in relation to the purchase of property and equipment including leasehold improvements.

Our operating and finance lease obligations consist of leases in relation to certain manufacturing plant, offices and buildings and other properties for our sales and service network.

Our short-term and long-term borrowings represent borrowings with maturity from eleven months to seven years.

Our convertible notes that remained outstanding as of June 30, 2025 represented (i) the 2026 Notes with outstanding principal amount of US$912,000 as of June 30, 2025, which will mature in February 2026, (ii) the 2027 Notes with outstanding principal amount of US$213,000 as of June 30, 2025, which will mature in February 2027, (iii) the 2029 Notes with outstanding principal amount of US$575.0 million as of June 30, 2025, which will mature in October 2029 and (iv) the 2030 Notes with outstanding principal amount of US$575.0 million as of June 30, 2025, which will mature in October 2030.

We intend to fund our existing and future material cash requirements with our existing cash balance. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, mortgages or guarantees as of June 30, 2025. As of June 30, 2025, save as disclosed in our unaudited interim condensed consolidated financial statements included in Exhibit 99.1 to our current report on Form 6-K furnished to the SEC on September 10, 2025, we did not have significant contingent liabilities. As of June 30, 2025, save as disclosed in this section, we did not have any significant bank overdrafts, loans and other similar indebtedness, liabilities under acceptances or acceptance credits, debentures, mortgages, purchase commitments or other outstanding material contingent liabilities.

Capital Expenditures

In the six months ended June 30, 2025, our capital expenditures were mainly used for the acquisition of property, plant and equipment which consisted primarily of charging and battery swap equipment, mold and tooling, production facilities, IT equipment, research and development equipment, leasehold improvements mainly for NIO Houses and NIO Spaces, delivery and servicing centers, Power Swap Stations and laboratories as well as equity investments. We made capital expenditures of RMB2,971.2 million (US$414.8 million) in the six months ended June 30, 2025, respectively. We expect our capital expenditures to continue to be significant in the foreseeable future as we expand our business, and that our level of capital expenditures will be significantly affected by user demand for our products and services. The fact that we have a limited operating history means we have limited historical data on the demand for our products and services. As a result, our future capital requirements may be uncertain and actual capital requirements may be different from those we currently anticipate. To the extent the proceeds of securities we have issued and cash flows from our business activities are insufficient to fund future capital requirements, we may need to seek equity or debt financing. We will continue to make capital expenditures to support the expected growth of our business.